12014881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 29 2012 Washington, DC 125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MELIO SECURITIES COMPANY, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Northfield Plaza - Suite 300
(No. and Street)

Northfield (City) Illinois (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Melio 847-441-2900
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Trimarco, Radencich, Schwartz & Mrazek, LLC
(Name - *if individual, state last, first middle name)*

1775 Legacy Circle (Address) Naperville (City) Illinois (State) 60563 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

☐OATH OR AFFIRMATION

I, __Mark T. Melio__________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Melio Securities Company, LLC_____ ____, as of ___December 31, 2011 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None____

Official Seal
George A Trimarco Jr
Notary Public State of Illinois
My Commission Expires 03/17/2012

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation
☒ (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

MELIO SECURITIES COMPANY, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011

CONTENTS

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
Melio Securities Company, LLC
Northfield, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Melio Securities Company, LLC as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Melio Securities Company, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9-10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Trimarco, Radencich, Schwartz & Mrazek, LLC

Trimarco, Radencich, Schwartz & Mrazek, LLC

February 24, 2012
Naperville, Illinois

MELIO SECURITIES COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 64,634
Total assets	$ 64,634

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 8,164
Total liabilities	8,164
Total member's equity	56,470
Total liabilities and member's equity	$ 64,634

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Expenses:		
Communications and data processing	$ 2,560	
Occupancy expenses	4,200	
Other operating expenses	19,312	
Total expenses		26,072
Net loss		$ (26,072)

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance at beginning of period	$	82,542
Net loss		(26,072)
Capital contribution		-
Distributions to member		-
Balance at end of period	$	56,470

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net loss	$ (26,072)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable	5,964	
Net cash used by operating activities		$ (20,108)
Net decrease in cash		(20,108)
Cash at beginning of period		84,742
Cash at end of period		$ 64,634

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois limited liability company organized in April 2009 and is a wholly owned subsidiary of Melio and Company, LLC. The Company is currently approved to serve as a placement agent on taxable and tax-exempt private placements, and supports clients with broad access to the taxable and tax-exempt debt and derivative capital markets.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized when earned.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible.

Based on review of the accounts receivable, management determined that an allowance for doubtful accounts was not necessary at December 31, 2011.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2011, the Company had net capital of $56,470 which was $51,470 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.145 to 1.0.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 4. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2009 through 2011 remain subject to examination by the taxing authorities.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. The Company did not have penalties and interest expense for the year ended December 31, 2011.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a company affiliated through common ownership. The agreement calls for payments by the Company of $507 per month for administrative, office and occupancy costs. Payments under this agreement for the year ended December 31, 2011 were $6,084.

Amounts due to this affiliated company were $8,164 at December 31, 2011

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2012, the date the statements were available to be issued.

NOTE 7. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND PRIVILEGES

The Company is an Illinois limited liability company established April 2009, with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

Member's liability limitation
Rights and obligations of members
Member's contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of member's interests
Additional members

SUPPLEMENTARY INFORMATION

MELIO SECURITIES COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

Total member's equity qualified for net capital	$ 56,470
Deductions:	
Non-allowable assets	-
Other deductions	-
Net capital before haircuts on securities positions	56,470
Haircuts on securities	-
Net capital	$ 56,470

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 544
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 51,470

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 8,164
Ratio: Aggregate indebtedness to net capital	0.145

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

MELIO SECURITIES COMPANY, LLC

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i) of that rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
Melio Securities Company, LLC
Northfield, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Melio Securities Company, LLC ("Company") for the year ended December 31, 2011, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Trimarco, Radencich, Schwartz & Mrazek, LLC

Trimarco, Radencich, Schwartz & Mrazek, LLC

February 24, 2012
Naperville, Illinois

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

Member of
Melio Securities Company, LLC
Northfield, Illinois

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Melio Securities Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Melio Securities Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Melio Securities Company, LLC's management is responsible for Melio Securities Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Trimarco, Radencich, Schwartz & Mrazek, LLC

Trimarco, Radencich, Schwartz & Mrazek, LLC

February 24, 2012
Naperville, Illinois

MELIO SECURITIES COMPANY, LLC

SIPC-7 GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2011

General assessment	$ -
Less payment made with SIPC-6	(158)
Less payment made with SIPC-7	-
Total assessment balance due (overpaid)	$ (158)

Total revenue	$ -
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ -
General Assessment @ .0025	$ -